                                                                       EXHIBIT 1

                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
[LOGO] North American Palladium Ltd.                         WWW.NAPALLADIUM.COM
--------------------------------------------------------------------------------

For Immediate Release                                               News Release
March 2, 2006                                           Trading Symbol TSE - PDL
                                                                      AMEX - PAL

                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
               FOURTH QUARTER AND YEAR END 2005 FINANCIAL RESULTS

                                    OVERVIEW

o Realized a net loss for the year ended December 31, 2005 of $53.6 million or $1.03 per share on revenues of $92.6 million compared to net loss of $92.1 million (after a non-cash write-down of $108 million) or $1.79 per share on revenues of $185.2 million for the year ended December 31, 2004.
o The 2005 year end net loss is primarily due to: the depressed spot palladium price, as the Company no longer had the benefit of recognizing palladium production at US$325 per ounce under the previously held Palladium Sales Contract; a decline in head grade which resulted in lower metal production and recoveries; increased waste to ore strip ratio; increased operating costs including diesel fuel and power costs; a strengthening Canadian dollar, and operational difficulties at Lac des Iles during the fourth quarter.
o 2005 cash cost per ounce of palladium produced (net of by-product credits) increased to US$359 from US$159 in 2004.
o During the fourth quarter, the palladium price began to rise from its average of US$189 during the first nine months of 2005 to an average of US$239 during the last three months.
o Updated resource estimate on Offset High Grade Zone at Lac des Iles increases 150% to 2,455,000 ounces of palladium.

                              RESULTS OF OPERATIONS

The Company realized a net loss for the year ended December 31, 2005 of $53,611,000 or $1.03 per share on revenues of $92,606,000 compared to a net loss of $92,110,000 or $1.79 per share on revenues of $185,204,000 for the corresponding period a year earlier. The net loss in 2004 was attributable to the non-cash charge $108,000,000 as the Company performed an impairment test, which resulted in a write down of the carrying value of mining interests.

In 2005, the Company's palladium production of 177,167 ounces was significantly lower than the 308,931 ounces of palladium produced in 2004. The production for 2005 was sold into the spot market and revenue did not benefit as it did in 2004 from the floor price of US$325 per ounce under its Palladium Sales Contract (except for 6,403 ounces that were delivered under the Palladium Sales Contract). For 2005, revenue from palladium sales was realized at an average of US$230 per ounce. In both 2005 and 2004, by-product metal pricing improved. For 2005 this offset some of the negative impact experienced from lower palladium spot prices, and the strengthening Canadian dollar.

News Release,                                                North American
  March 2, 2006                  Page 1 of 17                    Palladium Ltd.

The Company reported a net loss for the three months ended December 31, 2005 of $11,037,000 or $0.21 per share on revenues of $25,609,000 compared to a net loss of $107,663,000 or $2.09 per share on revenues of $35,182,000 for the three months ended December 31, 2004. The results for the fourth quarter of 2004 included the non-cash impairment charge described above.

Production costs for 2005, including overheads but excluding non-cash amortization, were $99,322,000 were comparable to $102,936,000 in the prior year, however, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$359 per ounce in 2005 compared to US$159 per ounce in 2004. The increase in unit cash costs was caused by a combination of lower ore grades and metal recoveries, which led to a 43% decrease in palladium production to 177,167 ounces in 2005 compared to 308,931 ounces in 2004, combined with a 31% decrease in revenue from by-product metals. In addition, throughout 2005 there was an increased waste to ore strip ratio of 3.14:1 compared to 2.68:1 in 2004 and continuing pressure on costs, particularly steel, tires, power, diesel fuel and ongoing mill repairs. In the fourth quarter, cash costs to produce palladium increased to US$565 per ounce compared to US$251 per ounce in the fourth quarter of 2004. The increase in unit costs in the current quarter was due to a decline in ore grade and tonnes milled as a result of equipment problems in the milling operations.

During the fourth quarter of 2005, the mill processed 1,100,540 tonnes of ore, or an average of 11,962 tonnes per day, with a palladium grade of 1.47 grams per tonne, producing 36,833 ounces of palladium at a recovery rate of 70.7%. This compares with the fourth quarter of 2004, when the mill processed 1,202,942 tonnes of ore, or 13,075 tonnes per day, with a palladium grade of 2.17 grams per tonne, producing 62,526 ounces of palladium at a recovery rate of 74.6%. Mill availability during the fourth quarter was affected by interruptions in the crushing cycle, which led to a decrease in mill throughput, availability and feed grade. As a result of having to utilize the reserve ore stockpile, frozen rock chunks became an issue causing many blocked chutes. The primary crusher was temporarily shut down at the beginning of the first quarter 2006, and has since been repaired and is operating at budget.

Non-cash amortization expense decreased to $18,340,000 in 2005 compared to $36,710,000 in 2004. The lower amortization amount is attributable to the decrease in the unit of production amortization rate due to an impairment charge on its mining interests at the end of 2004 that resulted in a non cash charge of $108,000,000.

With the increased activities on the Company's exploration projects, exploration expense was $7,927,000 in 2005 compared to $2,479,000 in the prior year. In 2005, the Company incurred interest expense on long-term debt of $2,509,000 compared to $1,756,000 in 2004. The increased interest expense in the current year reflects the increase in interest rates year-over-year.

                        CASH FLOW AND FINANCIAL POSITION

Cash used in operations (prior to changes in non-cash working capital) was $39,000,000 in 2005, compared to $52,059,000 in 2004. The $91,059,000 decrease in operating cash flow was attributable to the 43% reduction in palladium production, as well as the reduced palladium revenue as a result of not having the benefit of the floor price of US$325 under the Palladium Sales Contract and having to sell into the spot market (except for 6,403 ounces) with its depressed palladium prices evident for much of the year, combined with a 31% decrease in revenue from by-product metals, and the further weakening in the US dollar. Changes in non-cash working capital provided $29,587,000 of cash in the current year as compared to

News Release,                                                North American
  March 2, 2006                  Page 2 of 17                    Palladium Ltd.

$29,731,000 in 2004. Palladium awaiting settlement declined to 65,905 ounces at December 31, 2005 compared to 114,186 ounces at December 31, 2004. The reduction in the physical quantity of metal in the concentrate awaiting settlement combined with the lower palladium price and a weaker US dollar all used to value the concentrate awaiting settlement resulted in a 45% reduction in the value of concentrate awaiting settlement. After allowing for non-cash working capital changes, cash used by operations was $9,413,000 in 2005 compared to cash provided of $81,790,000 in 2004.

Investing activity required $35,400,000 of cash in 2005. Two major projects were undertaken during the year, the upgrade of the tailings management facility at $5,800,000 and the ongoing underground mine development, which required $23,900,000, excluding $6,500,000 of mining equipment purchased under capital leases. This compares with $26,464,000 of net investing activities in 2004.

The Company's debt position was reduced to $46,272,000 at December 31, 2005 compared to $50,171,000 at December 31, 2004 and the year-end cash and cash equivalents balance reduced to $15,031,000 compared to $65,755,000 for the prior year.

The Company will require additional funding in 2006 to meet its ongoing obligations. Management has been successful in the past in securing financing in the capital markets and has no reason to believe it will be unable to continue to do so in the near future.

                                      PRODUCTION STATISTICS

------------------------------------------------------------------------------------------------
                                            FOURTH QUARTER                 TWELVE MONTHS
                                              DECEMBER 31                   DECEMBER 31
                                          2005           2004           2005           2004
                                     ----------------------------- -----------------------------
PALLADIUM (OZ)                              36,833         62,526        177,167        308,931
Payable Palladium (oz)                      33,801         56,756        161,469        281,743
Platinum (oz)                                3,761          5,474         18,833         25,128
Gold (oz)                                    2,915          4,930         14,308         25,679
Copper (lbs)                             1,117,885      1,604,009      5,514,670      7,836,183
Nickel (lbs)                               531,669        848,519      2,353,227      4,320,970
------------------------------------------------------------------ -----------------------------
Ore Tonnes Milled                        1,100,540      1,202,942      4,780,599      5,298,544
Ore Tonnes Mined                           737,467      1,036,093      3,705,555      4,574,134
Waste Tonnes Mined                       2,608,998      3,581,858     11,619,658     12,275,889
------------------------------------------------------------------ -----------------------------
Waste to Ore Strip Ratio                    3.54:1         3.46:1         3.14:1         2.68:1
------------------------------------------------------------------ -----------------------------

                               EXPLORATION UPDATE

At Lac des Iles, drilling on the Offset High Grade Zone resource expansion project was completed in early December. A total of 18,230 metres in 15 holes were drilled on the faulted off extension of the Main High Grade Zone. The Offset High Grade Zone was first discovered in 2001 and was tested by 19 drill holes which outlined an inferred resource of 5.37 million tonnes grading 6.10 grams per tonne palladium, 0.34 grams per tonne platinum, 0.33 grams per tonne gold, 0.07% copper, and 0.12% nickel (see 2004 Annual Report).

The 2005 exploration program successfully extended the Offset High Grade Zone for over 600 metres along strike and 700 metres down dip. Assay results from this year's program included: 136.70 metres at 5.56 grams per tonne palladium,
0.37 grams per tonne platinum, 0.34 grams per tonne gold, 0.09% copper, and 0.12% nickel from hole 05-016, which is the strongest

News Release,                                                North American
  March 2, 2006                  Page 3 of 17                    Palladium Ltd.

intercept drilled to date on either the High Grade or Offset High Grade Zone. These types of widths are significant because they may be amenable to future lower cost, large scale bulk mining techniques.

Below are the assay results from the final three holes drilled in this program.

--------------- ---------------------------------- ------------------------------------ ----------------------
                              METRES                           GRAMS PER TONNE                   %
--------------- ---------------------------------- ------------------------------------ ----------------------
HOLE ID            FROM        TO       INTERVAL     PALLADIUM     PLATINUM      GOLD     NICKEL     COPPER
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
05-002*            541.50      549.00        7.50          7.259        0.579    0.488       0.10        0.10
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
and               1316.95     1328.00       11.05          4.737        0.256    0.112       0.08        0.10
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
05-011            1238.60     1267.00       28.40          6.356        0.330    0.319       0.09        0.10
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
incl.             1256.00     1262.00        6.00         11.212        0.523    0.499       0.16        0.19
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
05-012*            531.00      543.50       12.50          7.110        0.555    0.544       0.10        0.10
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------
and               1172.00     1176.00        4.00          2.995        0.329    0.238       0.07        0.09
--------------- ---------- ----------- ----------- -------------- ------------ -------- ---------- -----------

In late 2005, the Company contracted Roscoe Postle Associates Inc. (RPA) to carry out an updated resource estimate and scoping study on the Offset High Grade Zone. A mineral resource estimate of 2,455,000 ounces of palladium has now been defined.

The Company also contracted RPA to prepare the updated reserve and resource estimate for the year ended 2005. The updated reserve and resource chart is at the end of this release.

Drill hole data were used to develop the resource model using Gemcom modeling software under the direction of Richard E. Routledge, M.Sc., P.Geol. of RPA, an "Independent Qualified Person", in conjunction with Bruce W. Mackie, M.Sc., P. Geol. Vice President of Exploration, NAP, the designated Qualified Person for the project.

Tonnages were calculated using a bulk density of 2.89. Grade blocks were modeled at 10 metre by 10 metre by 10 metre blocks with inverse distance squared (ID2) with variable percentage block inclusion to accurately represent model volumes. The preliminary resource calculated at an incremental cut-off grade of 3.2 grams per tonne palladium equivalent, and is summarized below:

OFFSET HIGH GRADE ZONE RESOURCE*

------------------------------------ --------- --------- -------- --------- --------- -------- ---------- ----------
                                      Tonnes                                                      Pd         Pt
             Category                (1,000)   Pd(g/t)   Pt(g/t)  Au(g/t)    Cu(%)     Ni(%)   (000 oz)   (000 oz)
------------------------------------ --------- --------- -------- --------- --------- -------- ---------- ----------

INFERRED MINERAL RESOURCES             14,590    5.24     0.36      0.35      0.10     0.12        2,455        170

------------------------------------ --------- --------- -------- --------- --------- -------- ---------- ----------

*Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, marketing, or other relevant issues.

News Release,                                                North American
  March 2, 2006                  Page 4 of 17                    Palladium Ltd.

In October 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The Company believes that the APP represents one of the world's best undeveloped platinum group metals opportunities. North American Palladium will have an option to earn approximately a 50% interest in APP and may acquire a 60% interest in certain circumstances. North American Palladium will be the operator of the joint venture.

The APP covers several advanced stage exploration properties, including the Konttijarvi and Ahmavaara Open Pit Projects, collectively known as the Suhanko Project, that were the subject of a Feasibility Study completed by Gold Fields in early 2005. The exploration target at Suhanko is for bulk tonnage, disseminated to locally semi massive base metals and platinum group elements occurring near the base of the Konttijarvi-Suhanko Intrusive. The APP also includes the nearby Narkaus (SK) and the Penikat (SJ) Projects both of which host significant platinum group and base metal mineralization.

For 2006, the Company plans to re-evaluate the Suhanko Project at a higher cutoff value than what was used in the Gold Fields Feasibility Study. While this would likely result in a smaller operation, it would also result in an increase in the grade being mined. Early in 2006, the Company also intends to begin drilling selected targets within the Narkaus and Penikat Projects as well as commence preliminary mineralogical and metallurgical test work. Drilling is expected to continue through the first half of 2006 after which mineral resources will be calculated to be incorporated into the larger APP scoping study currently scheduled to be completed early to mid 2007.

In January URSA Major Minerals Incorporated (TSXV:UMJ) announced the completion of a feasibility study for the Shakespeare nickel, copper, PGM project located 70 kilometres west of Sudbury, Ontario. The study was managed by Micon International Limited of Toronto who evaluated a base case of an open-pit mine and 4,500 tonnes per day on site concentrator (see URSA press release dated January 20th, 2006).

The project generated an after tax internal rate of return (IRR) of 14.5% (20.0% pre-tax IRR) on an initial total capital cost of $118,473,000. The feasibility study defined a diluted Probable Reserve of 11,266,000 tonnes grading 0.33% Ni, 0.35% Cu, 0.02% Co, 0.33 grams per tonne Pt, 0.37 grams per tonne Pd and 0.19 grams per tonne Au and was determined by applying an $11.75 per tonne NSR internal cut-off value which is the sum of the mill processing and G&A costs. The Shakespeare Project is proposed to be a 60% North American Palladium, 40% URSA Joint Venture.

URSA will proceed with permitting of the project and has engaged Golder Associates Limited to manage the permitting program. The Company is currently evaluating opportunities to reduce capital costs for the Shakespeare project including the use of equipment presently at NAP's Lac des Iles Mine.

On the Company's Shebandowan Joint Venture with INCO Limited, a short 4 hole (584 metre) diamond drill program was carried out around the historic "D Zone" located 1500 metres along strike on the past producing Shebandowan nickel and copper Mine. Results included: SP-05-005 2.50 metres of 1.63% Ni, 0.93% Cu, 0.044% Co, and 1.499 grams per tonne 2 PGM plus Au and 4.55m of 3.00% Ni, 0.90% Cu, 0.062% Co and 2.233 grams per tonne 2 PGM plus Au. Further drilling is planned in the first quarter of 2006.

News Release,                                                North American
  March 2, 2006                  Page 5 of 17                    Palladium Ltd.

                              MANAGEMENT'S OUTLOOK

While the latter half of 2005 and early 2006 were more challenging than originally anticipated, management is confident that the operational difficulties at Lac des Iles have since been fully resolved. The setbacks in the mill have been repaired and the team is eagerly anticipating the start up of the underground operations, which is set to commence late in the first quarter. Once the underground comes online fully, and palladium production returns to historical levels, the Company expects to be well positioned to benefit from the increasing palladium price.

The exploration projects that are currently underway hold promise for North American Palladium's future as a PGM and base metals producer. The APP joint venture with Gold Fields is progressing, as the exploration team prepares to commence drilling on these properties in order to delineate a 5 million ounce resource with grades greater than 3 grams per tonne. The decision on the Shakespeare joint venture with URSA is expected shortly as the project moves into its permitting stage, and the Company is pleased with the original feasibility results. The Offset High Grade Zone also holds significant potential for the Lac des Iles mine, as the size of the resource increases, enabling operations here to possibly extend past the current end of mine life date.

The palladium price is appreciating in-line with the rest of the metal markets, apparent by the fourth quarter's average price of US$239 in comparison to the US$189 average for the first nine months of 2005. As manufacturers begin to use palladium as a replacement for its sister metal platinum in catalytic converters, and environmental standards continue to tighten in combination with increasing global car production, palladium demand and price is expected to continue rising. Demand for palladium also saw an exponential increase in the jewellery industry, predominantly in China, where it is estimated that over 1.2 million ounces were used in pure palladium pieces in 2005. This furthers strengthens the belief that consumers are seeking alternative pure, white precious metal jewellery to white gold and high priced platinum that have dominated the market for years. The Royal Canadian Mint also launched its first palladium bullion coin near the end of 2005 and sold over 70,000 coins in its first 2 months on the market, signifying a new trend in investor demand for the physical metal.

       RECONCILIATION BETWEEN NET INCOME IN ACCORDANCE WITH CANADIAN GAAP
                             AND ADJUSTED NET INCOME

The adjusted net income reported in this release has not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net income or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

The following table provides reconciliation between our adjusted net income and net income (loss) as reported in accordance with Canadian GAAP for the years ended December 31, 2005 and December 31, 2004:

News Release,                                                North American
  March 2, 2006                  Page 6 of 17                    Palladium Ltd.

(in thousands except per share amounts)                   NET INCOME             BASIC NET INCOME
                                                          YEAR ENDED                PER SHARE
                                                          DECEMBER 31         YEAR ENDED DECEMBER 31
                                                      2005          2004        2005          2004
                                                  -----------------------------------------------------
Canadian GAAP net income (loss) as reported         $(53,611)     $(92,110)   $  (1.03)     $  (1.79)
Impairment charge net of tax                              --       103,376          --          2.01
Foreign exchange (gain) loss net of tax                 (268)          340       (0.01)         0.01
Insurance recovery net of tax                             --        (4,352)         --         (0.09)
                                                  -----------------------------------------------------
Adjusted net income                                 $(53,879)     $  7,254    $  (1.04)     $   0.14
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Company will host its year-end conference call at 1 p.m. EST on Friday, March 3, 2006. The toll-free conference call dial-in number is 1-866-249-1964 and the local and overseas dial-in number is 416-644-3422. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until March 8, 2006; toll-free at 1-877-289-8525, locally and overseas at 416-640-1917, access code 21173882#.

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS ONE OF THE LARGEST OPEN PIT BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. IN ADDITION TO PALLADIUM, THE COMPANY EARNS SUBSTANTIAL REVENUE FROM BY-PRODUCT NICKEL, PLATINUM, GOLD AND COPPER. PALLADIUM USE IN THE AUTO INDUSTRY CONTINUES TO BE AN IMPORTANT COMPONENT IN CONTROLLING EXHAUST EMISSIONS AS MANDATED BY MORE STRINGENT HYDROCARBON EMISSIONS STANDARDS FOR CARS, PARTICULARLY IN THE UNITED STATES, EUROPE AND JAPAN. PALLADIUM IS ALSO USED IN THE DENTAL, ELECTRONICS, JEWELLERY AND CHEMICAL SECTORS.

For further information contact:

Jim Excell - President & CEO
Tel: (416) 360-2656  email: JEXCELL@NAPALLADIUM.COM

Ian MacNeily- Vice President Finance & CFO
Tel: (416) 360-2650  email: IMACNEILY@NAPALLADIUM.COM

Krista Muhr - Manager, Investor Relations
Tel: (416) 360-2652  email: KMUHR@NAPALLADIUM.COM

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "plan", "projection" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the impairment charge and the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine, and the salvage value of equipment. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

News Release,                                                North American
  March 2, 2006                  Page 7 of 17                    Palladium Ltd.

                                     NORTH AMERICAN PALLADIUM LTD.
                                      CONSOLIDATED BALANCE SHEETS
                             (expressed in thousands of Canadian dollars)
                                              (UNAUDITED)

                                                                              December 31
                                                                         2005              2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $      15,031     $      65,755
Concentrate awaiting settlement, net - Note 2                               37,453            68,259
Inventories - Note 3                                                         8,599             8,954
Crushed and broken ore stockpiles                                            7,267             9,256
Other assets                                                                 2,344             1,615
                                                                    ---------------   ---------------
                                                                            70,694           153,839

Mining interests, net - Note 4                                             159,523           136,009
Mine restoration deposit                                                     7,247             5,973
Crushed and broken ore stockpiles                                              239             1,379
Deferred financing costs                                                       654               697
                                                                    ---------------   ---------------
                                                                     $     238,357     $     297,897
                                                                    ---------------   ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                             $      16,392     $      20,231
Taxes payable                                                                  386               521
Current portion of obligations under capital leases - Note 5                 2,323             1,481
Current portion of long-term debt - Note 6                                   6,664             6,815
Kaiser Francis credit facility - Note 7                                     13,407                --
                                                                    ---------------   ---------------
                                                                            39,172            29,048

Mine restoration obligation                                                  7,894             7,592
Obligations under capital leases - Note 5                                    6,218             3,182
Long-term debt - Note 6                                                     17,660            24,851
Kaiser-Francis credit facility - Note 7                                         --            13,842
Future mining tax liability                                                    202             1,549
                                                                    ---------------   ---------------
                                                                            71,146            80,064
SHAREHOLDERS' EQUITY
Capital stock - Note 8                                                     325,592           322,904
Contributed surplus                                                            874               573
Deficit                                                                   (159,255)         (105,644)
                                                                    ---------------   ---------------
Total shareholders' equity                                                 167,211           217,833
                                                                    ---------------   ---------------
                                                                     $     238,357     $     297,897
                                                                    ---------------   ---------------
Commitments - Notes 9

News Release,                                                North American
  March 2, 2006                  Page 8 of 17                    Palladium Ltd.

                                           NORTH AMERICAN PALLADIUM LTD.
                              CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
                                (expressed in thousands of Canadian dollars, except
                                           share and per share amounts)
                                                    (UNAUDITED)

                                                                               Year ended December 31
                                                               --------------------------------------------------
                                                                    2005             2004              2003
                                                               --------------   ---------------   ---------------
REVENUE FROM METAL SALES - Note 10                              $     92,606     $     185,204     $     192,141
                                                               --------------   ---------------   ---------------
OPERATING EXPENSES
Production costs, excluding amortization and
   asset retirement costs                                             99,322           102,936           103,654
Smelter treatment, refining and freight costs                         15,777            23,602            19,048
Insurance recovery                                                        --            (7,148)               --
Amortization                                                          18,340            36,710            28,590
Administrative                                                         6,616             5,557             3,788
Exploration expense                                                    7,927             2,479             1,942
Loss on disposal of capital assets                                        --               277               788
Asset retirement costs                                                   476               905               921
Write-down of mining interests                                            --           108,000             2,315
                                                               --------------   ---------------   ---------------
Total operating expenses                                             148,458           273,318           161,046
                                                               --------------   ---------------   ---------------

INCOME (LOSS) FROM MINING OPERATIONS                                 (55,852)          (88,114)           31,095
                                                               --------------   ---------------   ---------------

OTHER INCOME (EXPENSES)
Interest on long-term debt - Notes 5, 6 and 7                         (2,509)          (1,756)           (3,158)
Write off of deferred financing costs                                     --             (788)               --
Foreign exchange gain (loss)                                             268             (340)           18,138
Interest income                                                        1,641              494               474
Derivative income                                                         --              213                --
Interest expense                                                         (41)             (29)              (17)
                                                               --------------   ---------------   ---------------
Total other income (expenses)                                           (641)          (2,206)           15,437
                                                               --------------   ---------------   ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                    (56,493)         (90,320)           46,532
Provision for income taxes - Note 11                                  (2,882)           1,790             8,154
                                                               --------------   ---------------   ---------------
NET INCOME (LOSS) FOR THE YEAR                                       (53,611)         (92,110)           38,378

Deficit, beginning of year                                          (105,644)         (13,534)          (51,912)
                                                               --------------   ---------------   ---------------
Deficit, end of year                                            $   (159,255)    $   (105,644)     $    (13,534)
                                                               --------------   ---------------   ---------------

Net income (loss) per share
   Basic                                                        $      (1.03)    $      (1.79)     $       0.76
                                                               --------------   ---------------   ---------------
   Diluted                                                      $      (1.03)    $      (1.79)     $       0.75
                                                               --------------   ---------------   ---------------
Weighted average number of shares outstanding - basic             52,006,548       51,379,542        50,763,566
                                                               --------------   ---------------   ---------------
Weighted average number of shares outstanding - diluted           52,006,548       51,379,542        50,832,904
                                                               --------------   ---------------   ---------------

News Release,                                                North American
  March 2, 2006                  Page 9 of 17                    Palladium Ltd.


                                           NORTH AMERICAN PALLADIUM LTD.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (expressed in thousands of Canadian dollars, except share and per share amounts)
                                                    (UNAUDITED)

                                                                             Year ended December 31
                                                                    2005              2004             2003
                                                               ---------------   ---------------   --------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the year                                  $     (53,611)    $     (92,110)    $     38,378
Operating items not involving cash
    Future income tax expense                                          (3,286)              643            7,392
    Amortization                                                       18,340            36,710           28,590
    Accrued interest on mine closure deposit                              (74)              (40)             (63)
    Write-down of mining interests                                         --           108,000            2,315
    Unrealized foreign exchange gain                                   (1,433)           (3,687)         (18,519)
    Loss on disposal of capital assets                                     --               277              788
    Provision for asset retirement costs                                  476               905              921
    Write off of deferred financing costs                                  --               788               --
    Stock based compensation                                              588               573               --
                                                               ---------------   ---------------   --------------
                                                                      (39,000)           52,059           59,802

Changes in non-cash working capital - Note 12                          29,587            29,731           (5,235)
                                                               ---------------   ---------------   --------------
                                                                       (9,413)           81,790           54,567
                                                               ---------------   ---------------   --------------
FINANCING ACTIVITIES
Repayment of long-term debt                                            (6,798)          (44,290)         (45,134)
Increase in long-term debt                                                 --            36,809               --
Issuance of common shares                                               4,340             9,415            1,506
Mine restoration deposit                                               (1,200)           (1,200)          (1,200)
Repayment of obligations under capital leases                          (2,253)           (1,751)          (1,046)
Deferred financing costs                                                   --              (504)              --
                                                               ---------------   ---------------   --------------
                                                                       (5,911)           (1,521)         (45,874)
                                                               ---------------   ---------------   --------------
INVESTING ACTIVITIES
Additions to mining interests                                         (35,415)          (28,728)         (11,707)
Proceeds on disposal of mining interests                                   15               451              114
Restricted cash equivalents                                                --             1,813            3,314
                                                               ---------------   ---------------   --------------
                                                                      (35,400)          (26,464)          (8,279)
                                                               ---------------   ---------------   --------------

Increase (decrease) in cash and cash equivalents                      (50,724)           53,805              414
Cash and cash equivalents, beginning of year                           65,755            11,950           11,536
                                                               ---------------   ---------------   --------------
Cash and cash equivalents, end of year                          $      15,031     $      65,755     $     11,950
                                                               ---------------   ---------------   --------------

News Release,                                                North American
  March 2, 2006                 Page 10 of 17                    Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2005, 2004 and 2003
                  (expressed in thousands of Canadian dollars,
                      except share and per share amounts)
                                   (unaudited)

1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures will be included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2005. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2004.

2.      CONCENTRATE AWAITING SETTLEMENT

        Concentrate awaiting settlement is comprised of:

                                                                          2005           2004
                                                                     --------------  --------------
        Concentrate awaiting settlement, gross                       $      41,819    $     76,491
        Refining and smelter treatment charges                              (4,366)         (8,232)
                                                                     --------------  --------------
        Concentrate awaiting settlement, net                         $      37,453    $     68,259
                                                                     --------------  --------------

        The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December 2005, including 65,905 ounces of palladium (2004 - including 114,186 ounces of palladium).

3.      INVENTORIES

        Inventories consist of the following:

                                                       2005             2004
                                                  --------------  --------------
        Concentrate                                $        502    $        587
        Supplies                                          8,097           8,367
                                                  --------------  --------------
                                                   $      8,599    $      8,954
                                                  --------------  --------------

News Release,                                                North American
  March 2, 2006                 Page 11 of 17                    Palladium Ltd.

                                   (unaudited)

4.      MINING INTERESTS

        Mining interests are comprised of the following:

                                                                    2005            2004
                                                               --------------  --------------
      Plant and equipment, at cost                              $    355,532    $    344,412
      Underground mine development, at cost                           30,784           6,920
      Accumulated amortization and impairment charges                249,043         232,339
                                                               --------------  --------------
                                                                     137,273         118,993
                                                               --------------  --------------

      Equipment under capital lease, at cost                          14,076           7,493
      Accumulated amortization and impairment charges                  2,245           2,030
                                                               --------------  --------------
                                                                      11,831           5,463
                                                               --------------  --------------

      Mining leases and claims, royalty interest,
          and development, at cost                                    82,561          82,537
      Accumulated amortization and impairment charges                 72,142          70,984
                                                               --------------  --------------
                                                                      10,419          11,553
                                                               --------------  --------------

                                                               --------------  --------------
      Mining interests, net                                     $    159,523    $    136,009
                                                               --------------  --------------

5.      OBLIGATIONS UNDER CAPITAL LEASES

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

                                                                            2005            2004
                                                                       --------------  --------------
        2005                                                            $         --    $      1,632
        2006                                                                   2,709           1,223
        2007                                                                   2,380             951
        2008                                                                   2,138             763
        2009                                                                   1,761             452
        2010                                                                     472              --
                                                                       --------------  --------------
        Total minimum lease payments                                           9,460           5,021

        Amounts representing interest at rates from 3.5% - 8.3%                  919             358
                                                                       --------------  --------------
        Present value of minimum lease payments                                8,541           4,663
        Less current portion                                                   2,323           1,481
                                                                       --------------  --------------
        Long-term liabilities                                           $      6,218    $      3,182
                                                                       --------------  --------------

News Release,                                                North American
  March 2, 2006                 Page 12 of 17                    Palladium Ltd.

                                   (unaudited)

6.      LONG-TERM DEBT

                                                                                    2005         2004
                                                                                 -----------  -----------
      Equipment finance company credit facility consisting of Cdn$8,000
      and US$14,000 (2004 - Cdn$10,000 and US$18,000) loans                       $  24,324    $  31,666
        Less: current portion                                                         6,664        6,815
                                                                                 -----------  -----------
                                                                                  $  17,660    $  24,851
                                                                                 -----------  -----------

        On June 28, 2004, the Company entered into a US$20,000 and Cdn$10,000 senior credit facility with an equipment finance company. The US$20,000 credit facility is repayable in equal quarterly installments of US$1,000 commencing on September 30, 2004 and has a final maturity on June 30, 2009. The Cdn$10,000 credit facility is repayable in equal quarterly installments of Cdn$500 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over 30 day LIBOR rate. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

7.      KAISER-FRANCIS CREDIT FACILITY

        At the time the Company entered into the new senior credit facility, certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company ("Kaiser-Francis") were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30 day LIBOR rate plus 2.50%. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis a security interest in all of the assets of the Company and a pledge of the LDI shares. The security interests in all of the assets of the Company are subordinated to the security interests of the senior credit facility (note 9). As at December 31, 2005, the outstanding loan was US$11,500 (2004 - US$11,500).

        The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

8.      CAPITAL STOCK

        The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

News Release,                                                North American
  March 2, 2006                 Page 13 of 17                    Palladium Ltd.

                                   (unaudited)

(a) Common Shares:
        The changes in issued common share capital for the year are summarized below:

                                                         2005                          2004
-------------------------------------------------------------------------------------------------------
                                                  Shares        Amount          Shares        Amount
Common shares issued, beginning of year       51,709,075       $322,904     50,895,338       $313,489
Common shares issued:
   Pursuant to stock options exercised           118,759            697        459,380          4,637
   Fair value of stock options exercised              --            287             --             --
   To Group Registered Retirement
      Savings Plan participants                  156,383          1,140         84,357            956
   Private  placement (net)                      213,000          2,503        270,000          3,822
Tax effect of flow-through shares                     --         (1,939)            --             --
-------------------------------------------------------------------------------------------------------
Common shares issued, end of year             52,197,217       $325,592     51,709,075       $322,904
-------------------------------------------------------------------------------------------------------

9.      COMMITMENTS

        (a)     PALLADIUM SALES CONTRACT
                In 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of its palladium production. Under the Palladium Sales Contract the sales price was based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal was received by the customer, but the price was no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there was no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expired on June 30, 2005, and was not renewed.

        (B)     SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT
                The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

        (C)     COPPER SWAP CONTRACTS
                As at December 31, 2005, the Company had swap contracts for 330,693 lbs. of copper at an average fixed price of US$1.29 per lb. maturing at various dates through March 2006. The fair value of these swap contracts was below their carrying value by $240 as at December 31, 2005.

        (d)     OPERATING LEASES AND OTHER PURCHASE OBLIGATIONS
                As at December 31, 2005, the Company had outstanding operating lease commitments and other purchase obligations of $1,053 and $5,175, respectively (2004 - $1,818 and $4,222) all of which had maturities of less than four years.

        (e)     FLOW-THROUGH SHARES
                To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to expense $2,503 of qualifying Canadian exploration expenses as defined in the Income Tax Act (Canada) by December 31, 2006.

News Release,                                                North American
  March 2, 2006                 Page 14 of 17                    Palladium Ltd.

                                  (unaudited)

10.     REVENUE FROM METAL SALES

                                                 2005              2004              2003
                                           ----------------  ----------------  ----------------
        Palladium                           $       38,621     $     112,879    $      109,443
        Palladium forward contracts                     --                --            20,437
        Adjustments for mark-to-market               4,777               909            (1,163)
        Nickel                                      16,041            25,735            26,010
        Platinum                                    17,144            21,476            18,847
        Gold                                         6,568            10,665             9,826
        Copper                                       8,284            10,945             7,722
        Other metals                                 1,171             2,595             1,019
                                           ----------------  ----------------  ----------------
                                            $       92,606    $      185,204    $      192,141
                                           ----------------  ----------------  ----------------

11.     INCOME TAXES

        The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 38%.

                                                           2005             2004             2003
                                                     --------------------------------------------------
Income tax provision using statutory income
  tax rates                                           $      (21,524)  $      (35,406)  $       18,147
Increase (decrease) in taxes resulting from:
  Write down of mining interests not tax
      benefited                                                   --           35,694               --
  Resource allowance                                           3,354            6,439           (3,342)
  Non-taxable portion of capital gains                          (162)              (2)          (2,908)
  Losses not tax benefited                                    16,556              389               --
  Increase in valuation allowance on assets
      previously recognized                                       --            2,525               --
  Changes in income tax rates and laws                            --               --           (3,546)
  Benefit of income tax losses not previously
      recognized                                                  --             (437)            (811)
  Federal large corporations taxes                               339              465              837
  Ontario mining taxes                                        (1,654)          (7,979)             983
  Other                                                          209              102           (1,206)
                                                     --------------------------------------------------
Income tax expense                                     $    (2,882)    $        1,790   $        8,154
                                                     --------------------------------------------------

News Release,                                                North American
  March 2, 2006                 Page 15 of 17                    Palladium Ltd.

                                  (unaudited)

12.     STATEMENT OF CASH FLOWS

        The net changes in non-cash working capital balances related to operations are as follows:

                                                           2005             2004             2003
                                                     --------------------------------------------------
Cash provided by (used in):
Concentrate awaiting settlement                       $       30,806   $       26,351   $       (9,298)
Inventories and stockpiles                                     3,484            1,786            3,179
Accounts receivable and other assets                            (729)            (229)             296


Accounts payable and accrued liabilities                      (3,839)           2,613            1,218
Taxes payable                                                   (135)            (790)            (630)
                                                     --------------------------------------------------
                                                      $       29,587   $       29,731   $       (5,235)
                                                     --------------------------------------------------

13.     COMPARATIVE FIGURES.

        Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2005.


News Release,                                                North American
  March 2, 2006                 Page 16 of 17                    Palladium Ltd.


                                       STATEMENT OF MINERAL RESERVES (as of December 31, 2005)
OPEN PIT
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------
                                      TONNES       PD         PT         AU         CU        NI       PD         PT
CATEGORY                               (000)      (g/t)      (g/t)      (g/t)       (%)      (%)    (000 oz)   (000 oz)
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------
Proven Mineral Reserves                  8,584     2.03       0.22       0.16       0.07      0.06      560        60
Probable Mineral Reserves                4,970     2.31       0.23       0.17       0.07      0.07      369        37
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------
TOTAL PROVEN AND PROBABLE
  MINERAL RESERVES                      13,554     2.13       0.22       0.16       0.07      0.06      929        97
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------

UNDERGROUND
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------
                                      TONNES       PD         PT         AU         CU        NI       PD         PT
CATEGORY                               (000)      (g/t)      (g/t)      (g/t)       %)       (%)    (000 oz)    000 oz)
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------
PROBABLE MINERAL RESERVES                3,542     6.62       0.40       0.34       0.07      0.08      754        46
------------------------------------ ---------- ---------- ---------- ---------- ---------- ------- ---------- ----------

Notes
1. CIM definitions for mineral reserves were used to estimate the Lac des Iles mineral reserves.
2. Mineral reserves are calculated at a cut-off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and for the underground respectively, assuming an average long-term palladium price of US$275 per ounce and includes by-product metal credits
3. Graham G. Clow, P. Eng. and Luke Evans, M.Sc., P. Eng. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, are qualified persons under NI 43-101. Messers. Clow and Evans prepared the open pit and underground reserve estimate.
4. As of December 31, 2004 the RGO Stockpile was classified as Proven Mineral Reserves. As of December 31, 2005 the RGO Stockpile is being classified as Measured Mineral Resources because at a grade of 0.97 grams per tonne palladium, it is below the current open pit cut-off grade of 1.1 grams per tonne palladium.
5. Approximately 5.0 million tonnes averaging 1.94 grams per tonne palladium was reclassified from Proven and Probable Mineral Reserves to Measured and Indicated Mineral Resources due to a change in the ultimate pit design. The ultimate pit design used in 2004 has been changed to an interim ultimate pit design that addresses south pit slope instability concerns. LDI is currently investigating alternative designs and expects to complete a final ultimate pit design later in 2006.

                                         STATEMENT OF MINERAL RESOURCES (as of December 31, 2005)
OPEN PIT
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------
                                       TONNES       PD        PT         AU         CU        NI       PD          PT
CATEGORY                                (000)     (g/t)      (g/t)      (g/t)       (%)      (%)    (000 oz)    (000 oz)
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------
Measured Mineral Resources               21,375    1.38      0.17       0.11       0.05      0.06       948       117
Indicated Mineral Resources               7,626    1.86      0.21       0.13       0.06      0.05       456        51
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------
TOTAL MEASURED AND
  INDICATED MINERAL RESOURCES            29,001    1.51      0.18       0.11       0.05      0.06     1,404       168
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------

INFERRED MINERAL RESOURCES                  185    2.72      0.18       0.13       0.05      0.04        16         1
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------


UNDERGROUND
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------
                                       TONNES       PD        PT         AU         CU        NI       PD          PT
CATEGORY                                (000)     (g/t)      (g/t)      (g/t)       (%)      (%)    (000 oz)    (000 oz)
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------
INDICATED MINERAL RESOURCES                 333    7.46      0.42       0.37       0.08      0.08        80         4
INFERRED MINERAL RESOURCES                   41    7.85      0.37       0.15       0.02      0.03        10         0
------------------------------------- ---------- --------- ---------- ---------- ---------- ------- ---------- -----------

Notes
1. CIM definitions for mineral resources were used to estimate the Lac des Iles mineral resources.
2. Resources are in addition to the reserves. Resources which are not reserves do not have demonstrated economic viability.
3. Mineral resources are calculated at a cut-off grade of 1.1 grams and 4.5 grams of palladium per tonne for the open pit and for the underground respectively, assuming an average long-term palladium price of US$275 per ounce and includes by-product metal credits.
4. Graham G. Clow, P. Eng. and Luke Evans, M.Sc., P. Eng. of Roscoe Postle Associates Inc., an independent geological mining engineering consulting firm, are qualified persons under NI 43-101. Messers. Clow and Evans prepared the open pit and underground resource estimate.

News Release,                                                North American
  March 2, 2006                 Page 17 of 17                    Palladium Ltd.